Mail Stop 6010						July 18, 2005



Mr. John H. Berry
Chief Financial Officer
North Pointe Holdings Corporation
28819 Franklin Road
Southfield, Michigan 48034

Re: North Pointe Holdings Corporation
       Amendment no. 3 to S-1 registration statement
       Filed July 11, 2005
       File No. 333-122220

Dear Mr. Berry:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form S-1

Results of Operations, page 42

Losses and Loss Adjustment Expenses, page 48

Three months ended March 31, 2005 as Compared to Three Months
Ended
March 31, 2004, page 48

1. Refer to your response to comment two. Your revised disclosure does not appear to quantify the four factors identified as contributing to the changes in your loss ratio. Please revise your discussion to quantify the amount of change in your losses caused by each or the four factors identified.

Business, page 60

Losses and Loss Adjustment Expenses, page 69

2. We note your revised disclosure in response to our comment number five. Your disclosure still does not appear to analyze how changes in the assumptions used would impact the calculation of the reserves.
Please revise your disclosure to provide quantified and narrative disclosure of the impact that reasonably likely changes in one of more of the most significant drivers of the loss reserves would have on reported results, financial position and liquidity.


General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins, Staff Accountant at (202)
551-
3658 or Jim Atkinson, Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters.  Please contact Albert Lee, Staff Attorney at (202) 551-
3654
or John L. Krug, Senior Counsel at (202) 551-3862 with any other questions.

      			Sincerely,


						Jeffrey Riedler
						Assistant Director

cc: Patrick Daugherty, Esq.
      Todd B. Pfister, Esq.
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